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$149,720 Raised | **223** Investors | **62** Questions

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Drifter Spirits - Avua Cachaca

Craft spirits brand portfolio company and sales engine for the US and Europe

Alcohol Cocktails Hospitality Distillery

DRIFTERSPIRITS.COM BROOKLYN NEW YORK


AVUA CACHAÇA
BRASIL

Last Funded May 2018!

$149,720
total funds raised

223
total investors

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The two co-founders became passionate about cachaca, the native spirit in Brazil in 2013. After launching and growing Avua to the category go-to, they realized that the larger asset was the distribution through the largest distributors in the US and decided to add other high quality brands starting with a successful launch of Svol Aquavit in 2019.

Peter Nevenglosky President @ Drifter Spirits - Avua Cachaca

UPDATES | ABOUT | GRAPEVINE | ASK A QUESTION

Why you may want to support us...

1. Achieved revenues of $1,303,426 in 2019
2. On premise spirits sales experts that will grow into a $10MM company in 5 years with smart portfolio growth
3. Deep relationships top bars, restaurants and hotels as well as national accounts like MGM Resorts, Jose Andres and Nomad
4. Represents leading brands Avua Cachaca, Svol Aquavit and Gagliardo Bitter Radicale
5. New brands in the works for 2021 and beyond in broader categories like tequila and gin

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Peter Nevenglosky
President
Former brand manager and innovation specialist for Red Bull and Dannon. MBA NYU 2009.

Nathan Whitehouse
CEO
Former attorney in finance at Goldman Sachs with a JD from George Washington University

Gable Erenzo
Advisory Board Member
Founder of Hudson Whiskey and Tuthilltown Distillery which was recently sold to William Grant. Owner Gardiner Mercantile.

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Some of our Investors

WE'VE RAISED [illegible] FROM 223+ INVESTORS SINCE OUR FOUNDING

Josh Morton
Owner/Founder of Barrow's Intense Ginger Liqueur

Michael Glickman
Born and raised in NY and a life long entrepreneur with a strong marketing background. Founder at LIQS Cocktail Shots.

Matthew T Sorensen



Investor. Long emerging markets, real estate,

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In the news

Downloads

Drifter Financing Deck Wefunder 3.27.20 (1).pdf

Drifter Spirits is a unique route to market for craft spirits

Drifter is a portfolio of global spirits for the modern bar.

We scour the world for historically relevant, uniquely crafted products for the modern bar. We use our strength in the on premise channel and key relationships with major national distributors and key bars, restaurant and hotels to build an efficient route to market.

In the rapidly growing craft spirit space we serve as the sales and marketing agency and route to market for Avua Cachaca (our lead brand that has over $1.5MM in sales in 2019), Svol Aquavit (launch in June 2019 to much fanfare and over $150k in revenue in 2019) and this summer Cagliardo Bitter Radicale (a 5th generation Italian producer).

What is Avua Cachaca?

Cachaca has been Brazil's beloved spirit for over 500 years and is the third most consumed alcoholic spirit in the world. Avua Cachaca is single sourced and pot distilled at a 3 generation farm about 2 hours from Rio, and comes in both 84 proof unaged Prata and the unique South American indigenous Amburana wood aged expression.

Our mission is to challenge the perception of the cachaca category as a one trick caipirinha pony to an artisanal product that expresses the 500 years of traditional production in Brasil. The brand has $[illegible]59,000 in rolling Total Sales March 1, 2019 to March 1, 2020.



What is Svol Aquavit?

Svol is taking a thoughtful, gin-inspired approach to a centuries-old Scandinavian spirit. We worked with Gunnar Gislasson chef/owner of Dill in Iceland and Jonas Andersson of Agern & Great Northern Food Hall on botanicals, sourcing and blending. Allen Katz and the NY Distilling team is our production partner with their great expertise in botanical distillation. We are excited to share with you our first two marks inspired by the traditions of Denmark and Sweden.

Svol sold $[illegible] in revenues in only a half year of launch - ahead of initial sales for Avua in a category that bartenders are rapidly growing more interested in. Our aim is to be the leader in the category as it grows in the US and Europe with great cocktail placements in

key bars, restaurants and hotels around the world.


The New York Times
FRONT BURNER
Skal! Scandinavian Spirits From New York
Two spirits from the chef Gunnar Gislason and New York Distilling Co. showcase the flavors of Sweden and Denmark.
Svöl
Svöl

What is Galgiardo Bitter Radicale?

The Gagliardo range will launch this summer with a liqueur range from a 5th Generation grappa distiller who've discovered old family recipes. The range includes:

• A Campari fighter in the Bitter Radicale with a long and strong bitter taste and aftertaste using the least sugar quantity as possible

• Italian Orange liqueur is the only of its kind in the market

• Fernet Radicale which is a lighter more round version of the style

Planned launch in Q3 of 2020 in key markets in the US – already approved by our two biggest distributors for launch


Gagliardo

Investor Q&A

– COLLAPSE ALL

What does your company do?

Produce, market and sell craft spirits across 48 states in the US and 7 countries in Europe. The portfolio includes Avua Cachaca (Brazilian sugar cane spirit) launched in 2013, Svol Aquavit (Scandinavian botanical spirit) launched in 2019, and soon Gagliardo Bitter Radicale (Italian liqueur range).

Where will your company be in 5 years?

The market for craft spirits, a $189B market has been rapidly growing. As a nimble supplier with the dominant player in niche categories, we can use our route to market to build to a mid-sized spirits supplier with a portfolio of 8-10 quality brands that we will scale to >$10MM in revenue top-line and >$2MM in net income.

Why did you choose this idea?

The two co-founders became passionate about cachaca, the native spirit in Brazil in [illegible]. After launching and growing Avua to the category go-to, they realized that the larger asset was the distribution through the largest distributors in the US and decided to add other high quality brands starting with a successful launch of Svol Aquavit in 2019.

What's new about what you're making? How is it different?

One of the first to release native Brazilian wood-aged cachaca with a resolute focus on craft, we have a combination of a category-leading product and entrancing consumer brand focused on 1950's Rio de Janeiro - bossa nova, Pan Am flights, and Copacabana beach exploding. This has allowed us to build outsize influence in the on premise channels and with key national distributors for other products in the Drifter portfolio.

How big is the market?

Spirits is a $189B market in the US with its ninth straight year of growth, and craft spirits has been growing rapidly as a percentage of value, from 1.4% in 2012 to 4.6% in 2017. There remains a huge opportunity for craft spirits if you look at craft beer which is now 15% of beer value.

Who are your competitors? How are you different?

We have a number of smaller competitors with different portfolios, ranging from Samson and Surrey and Maison Ferrand on the larger side, to smaller players like Back Bar Brands. The space is growing quickly with few scaled smaller to mid size players, and thus we think we can take advantage of this with strong commercial sales, trade marketing, and brand creation skills.

What do you understand about your business that others don't get?

Branding, product, and communication, as well as old-fashioned shoe leather, are the formulas to winning. Our founders travel almost 365 days a year educating the market on the category and the product, as well has have superior market and product to our competitors, which the results can be seen.

How will you make money?

We are already making money, with $1.3m in revenue in 2019 and profitable in 2018.

What's your biggest risk? What keeps you up at night?

The biggest risk is that our market may collapse due to COVID, causing points of distribution to diminish and thus reducing our ability to sell to on-premise account universe.

How do you acquire customers?

Customer acquisition largely happens due to 'trade-focused' marketing; i.e. being a favorite of the rapidly growing craft cocktail community. We largely focus on developing direct relationships with influence-leading bartenders, as well as utilizing the power of our extensive distribution network.

What's your cash flow?

Present cash on hand includes approximately $10,000.00 with $150,000 in short term accounts receivable. The medium term prospects look positive; however, the unexpected COVID pandemic has had a severe impact on the short term of the business. We anticipate a slow near term growth back and then a large upside to the portfolio model.

Financials

Drifter Spirits - Avua Cachaca has financial statements ending December 31 2019. Our cash in hand is $10,000, as of April 2020. Over the three months prior, revenues averaged $103,316/month, cost of goods sold has averaged $42,166/month, and operational expenses have averaged $81,456/month.

At a Glance

January 1 to December 31

$1,303,427 [3%]
Revenue

-$315,656 [743%]
Net Loss

$202,942 [43%]
Short Term Debt

$203,122
Raised in 2018

$10,000
Cash on Hand
As of 04/27/20

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$1,549,152
$49,121
$1,303,427
$-315,656
2018
2019

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of the customer. If one spends $100 today to make $1,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -24%
Gross Margin: 67%
Return on Assets: -52%

Earnings per Share: -$0.030
Revenue per Employee: $651,714
Cash to Assets: 5%

Revenue to Receivables: 481%
Debt Ratio: 61%

19.12.31 FINA - Financial - 26-2.pdf

Risks

1. The premium spirits market, despite being an active and stable market, is exposed to macroeconomic risk as consumers may choose to trade down to less premium cachacas if their is a macroeconomic downturn.

2. The growth of Avua Cachaca has, in large part, been linked to the growth of the "craft cocktail" movement in the on-premise. While this type of channel has been growing, there is no certainty about the rate that it will continue to grow and whether consumers will continue to shift towards niche spirits and craft cocktails.

3. Avua's growth is dependent upon its distributor partners. There has been significant consolidation in the U.S. distribution market, which may adversely affect the amount of attention smaller suppliers may receive from the distributor partners. European importers for smaller craft spirits remain underdeveloped and it is not certain that the trend of improved distribution solutions within the EU will continue.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Francisco Godoy	Director of Finance for Development Bank Program @ Government of Mexico	2019
Nathan Whitehouse	Co-Founder @ Washington Square Brands, LLC	2011
Peter Nevenglosky	Co-Founder @ Washington Square Brands, LLC	2011

Officers

OFFICER	TITLE	JOINED
Nathan Whitehouse	Co-Ceo, President	2011
Peter Nevenglosky	Co-CEO	2011

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Peter Nevenglosky	4,000,000 Series B Common	48.8%
Nathan Whitehouse	4,000,000 Series B Common	48.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2020	$268,633	Loan
04/2020	$20,376	Loan
12/2013	$320,975	Convertible Note
05/2018	$149,720	Revenue Share
03/2019	$53,640	Loan
12/2019	$59,991	Loan
08/2019	$59,491	Loan
02/2018	$20,000	Loan
03/2020	$297,000	Convertible Note
12/2015	$277,841	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/28/2015	$277,841	8.0%	20.0%	$8,000,000	04/01/2022
03/15/2020	$297,000	8.0%	20.0%	$5,420,000	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
Larry Whitehouse	02/15/2018	$20,000	$20,000	6.25%	02/15/2023	Yes
Kabbage	03/01/2019	$53,640	$83,640	26.0%	07/01/2020	Yes
Funding Merchant Source	08/01/2019	$59,491	$59,421	33.0%	07/01/2020	Yes
Forward Financing	12/01/2019	$59,991	$59,991	32.0%	07/01/2020	Yes
Svol LLC	04/08/2020	$20,376	$20,376	0.0%	04/08/2020	Yes
Peter Nevenglosky	04/08/2020	$268,633	$268,633	0.0%	10/08/2020	Yes

Related Party Transactions

There is a loan from Peter Nevenglosky with an outstanding balance of $17,123.46. Due date is March 1, 2027. Interest is paid in full each month. Interest is 4.25%. Issue date was January 1, 2016. Peter Neveglosky is a cofounder. There is a loan from Larry Whitehouse with a total outstanding balance of $10,739.32. Interest is 5.25% and a due date of August 1, 2018. Interest is paid in full each month. Issue date was August 1, 2016. Larry Whitehouse is the father of Nathan Whitehouse.

Name	Larry Whitehouse
Amount Invested	$20,000
Transaction type	Loan
Issued	02/15/2018
Outstanding principal plus interest	$20,000 as of 04/2020
Interest	6.25 per annum
Maturity	02/15/2022
Outstanding	Yes
Current with payments	Yes
Relationship	Father of the CEO

Name	Svol, LLC
Amount Invested	$20,376
Transaction type	Loan
Issued	12/31/2019
Outstanding principal plus interest	$20,376 as of 04/2020
Interest	0.0 per annum
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Affiliate

This is a balance due for pass-through revenue

Name	Peter Nevenglosky
Amount Invested	$268,633
Transaction type	Loan
Issued	04/08/2020

[illegible]	[illegible]
Outstanding principal plus interest	$288,673 as of 04/2020
Interest	0.0 per annum
Maturity	10/08/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Principal

This is an open line of credit with one of the closed riders.

Use of Funds

$50,000 This capital will be used to bolster working capital and acquire inventory.

$500,000 The capital raised would be used to provide additional working capital, acquire inventory, and hire key employee in the state of Florida.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series B Common Stock	8,000,000	8,000,000	Yes
Common Stock	10,000,000	2,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.